Exhibit 99.2

Titan Medical to Participate in Upcoming Investor Conferences

TORONTO--(BUSINESS WIRE)--March 10, 2021--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design and development of surgical technologies for robotic single access surgery, today announced that, David McNally, President, CEO and Chairman and Monique Delorme, CFO of Titan Medical, will participate in two upcoming virtual investor conferences.

On March 16, 2021, Titan Medical will lead a day of one-on-one meetings with investors at the 33rd Annual ROTH Conference.

On March 17, 2021 at 2:30 p.m. ET, Titan Medical will participate in a fireside chat providing an overview of the Company and its Enos™ robotic single access surgical system at the Oppenheimer 31st Annual Healthcare Conference. A link to the live discussion and the replay will be available on the Company’s website www.titanmedicalinc.com under the “Investors” section. The conference also includes a day of one-on-one meetings with investors.

About Titan Medical

Titan Medical Inc., a medical device company headquartered in Toronto, is focused on developing robotic assisted technologies for application in single access surgery. The Enos system, by Titan Medical, is being developed with dual 3D and 2D high-definition vision systems, multi-articulating instruments, and an ergonomic surgeon workstation. With the Enos system, Titan intends to initially pursue gynecologic surgical indications.

Certain of Titan’s robotic assisted surgical technologies and related intellectual property have been licensed to Medtronic plc, while retaining world-wide rights to commercialize the technologies for use with the Enos system.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, which reflect the current expectations of management of the Company’s future growth, results of operations, performance, and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs, and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 and the Company’s 2020 annual management’s discussion and analysis (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contact

Monique L. Delorme
Chief Financial Officer
+1-416-548-7522
investors@titanmedicalinc.com